

Approach & Business Plan Highlights

May 2017

Beta Development In Progress

Seeking $500k Seed Investment

Bushel Offers Fully-Outsourced And On-Demand Home Gardening Help

Designed for owners or renters ('users') who have usable land and want a vegetable or flower garden but lack the time, expertise, or self-confidence to go it alone for a full season

- Gardeners grow what users want within the constraints of the location such as growing season, sunlight, etc.
  - Pre-designed packages focus on vegetables, other edibles, and flowers – we anticipate very little shrub or tree demand and will service sparingly

- Support is flexible – in addition to complete outsourcing, users can get help with a single stage, a single time period like vacation, or can ask a gardener to take over a garden mid-season or visit to investigate and fix a specific problem

- Bushel provides the platform to attract gardeners and users to each other and to manage all aspects of the relationship

Figure 1: Bushel Web Intro Screenshots


WELCOME TO BUSHEL
Get a garden in your yard with a click of a button
GET A GARDEN
BECOME A GARDENER
FIND GARDENING HELP
Find a local gardener to grow what you want in your own space
GET A GARDEN
BECOME A GARDENER
THEN ENJOY THE BOUNTY
Step back, watch it grow, and reap the benefits
GET A GARDEN
BECOME A GARDENER

Business Model

Online marketplace plans to monetize users & gardeners in five ways:

- 5% of total platform transaction value mostly driven by the installation and maintenance of pre-designed garden ‘packages’ that have a clear consumer benefit
- Advertising to users based on identified garden needs (e.g. soil improvement products) via AdSense
- Data feed product providing plant quantity and performance data for specific varietals and seed providers to track real yield, hardiness, and consumer sentiment
- Annual membership fees for gardeners (waived during beta)
- Monitoring services for smart garden equipment, possibly adding smart system leasing to maximize amount of automation and quality of data coming from gardens

Figure 2: Garden Package Example*


4 x 8 Raised Bed
Salsa Patio Garden
Vibrant fresh salsas from your garden
tomato
hot pepper
basil
cilantro
pepper
oregano
onion
tomatillos
green
mint
marjoram
parsley
thyme
Needs: level ground or patio, 4+ hours of direct sunlight per day
Select

**concept only, web design will be different but provide similar information – will show plants included instead of garden layout*

Bushel Intends To Attract Both Current & Aspiring Gardeners

Current, aspiring, and discouraged or timid users all have use cases, supporting large addressable market

- Majority of early adopters expected to be users willing to pay for a garden that would not otherwise exist
- Remainder expected to be consultations for planning or establishing a garden for users to cultivate and harvest
- As growing season progresses, new adopters will be led by existing garden owners who need to outsource work or to address a problem like weak growth, invasives, or disease
- Outsourcing could vary in time and reason:
    - Vacation, workload, illness or life event
    - 1-10+ weeks depending on reason

Figure 3: Bushel Use Cases


Gardens Annually
Use intermittently & to track other garden performance
Learning to Garden
Use to establish or plan & to track other garden performance
Aspiring, No Time
Use to fully outsource
Aspiring, But Discouraged
Use to establish or take over later in season

Bushel Enters A Market Space With Growing Interest & Spend . . .

Figure 4: Home Gardening Quantified



Over 40M U.S. households engaged in some form of home gardening in 2013

❋ This number grew greatly post-2008 due in part to the push by Michelle Obama for Americans to grow more food to combat obesity and poor nutrition

❋ Much of this growth came from 18-34 year olds – 5M of these Millennial households began gardening

❋ Since 2008, household gardening participation has remained fairly stable, but spending has climbed significantly through 2015

❋ Today, the majority of spending by gardeners is from:
  • Married Boomers or Millennials with college degrees and household incomes over $75k growing food and flowers

. . . Where There Is Limited Direct Competition

Figure 5: Competitive Landscape


Some community gardening apps are in development that will pay for useable land during a growing season, possibly capturing some customers who prefer cash
Online Resources
Gardening Outsourcing Apps
LAWN LOVE
Lawn Love markets lawn care but includes gardening
Garden Outsourcing & Labor
ALFREA
Nextdoor
Master Gardeners
Landscapers
Local Cash Labor (e.g. local teens)
HomeAdvisor
Angie's list
Connected Garden/IoT
EDYN
Husqvarna Group
BITPONICS
blossom
Gardening Information & Supply
Apps
GRO
Myriad other garden planning & advice apps
Traditional
Nurseries
Home Depot & Lowe's
Hardware /Garden Stores
Other
Books
Periodicals
Social/ Neigh-borhood

Go-To-Market Plan

Single market alpha and beta launch Spring 2017 followed by national roll-out by Spring 2018

☀ Beta period provides a test market to resolve platform design and business concept issues prior to wider launch

- Beta will focus on recruiting experienced gardeners and will not offer GIS tools for yield estimation and garden siting

- Gardeners will be interviewed in-person and will have membership and background check fees waived

- Boston metro is the initial launch geography, however, Washington D.C. will also see early test gardens

☀ Online marketplace design is scalable and useable in diverse geographies, easing National launch by Spring 2018

- Fall 2017 will be focused on (1) providing some late season service such as harvest processing and garden clean-up and soil fortification, and (2) signing up gardeners and users aggressively before the 2018 growing season

- Fall 2017 will be the start of our roadshow period where Bushel employees visit garden clubs and other organizations and solicit memberships with reduced or waived joining fees for gardeners

☀ By Spring 2018, goal is to have a gardener and user population in every state and in each of the most attractive major metro areas in the U.S.

Team









Joe Blunda

Front-End Lead

Founder & CEO

Designed Bushel demo version including UI, leads gardener and customer recruitment and fundraising

Matt McKinstry

Back-End Lead

Co-Founder

Multiple years experience leading developer and data science teams building GIS-driven mission-critical tools for U.S. Military. Leads beta development

Pam Newcomb

Master Gardener

Among the first students in Massachusetts' original master gardener program and past board member of National Garden Clubs, Inc.

Designing garden package products and installation procedures for beta

Ryan Teksten

External Advisor

Tabard Venture Capital

Provides business approach and fundraising advisory services as part of his efforts to further develop the Boston AgTech community

GIS Tools In Launch Version Will Inform & Manage Yield Expectations

Figure 6: 2D Lookdown Siting Analysis

Will provide garden sizing and siting advice integrated with hardiness and other information



Ideal garden locations

Analysis of sunlight for siting and continuous tracking of actual growing season will shape behaviors

- Garden Siting
  - Will use insolation and irradiation data along with drought condition, pollution sources, and other ecological, climatological, and topographical data to suggest location, size, and shape of gardens and establish ideal yield assumptions
  - Assumptions will be adjustable (e.g. how will yield improve if soil is enhanced or different varietals are chosen)

- Continuously Updated Yield Estimates
  - Will run actual climate data (temp, relative sun, rainfall, natural disasters) against ideal yield assumptions
  - Will eventually integrate actual care provided and risk or actual presence of pests and disease
  - Designed to ensure user understands likely outcome if gardener is diligent

Seed Offering – Regulation Crowdfunding Round

SAFE instrument, cap no discount, pre-money valuation cap of $2M, seeking minimum $200k on desired $500k raise

- $25k large investor threshold, large investors get pro-rata rights

- If Bushel meets its full planned raise of $500k, seed investors will represent 20% of post-money company valuation

- Bushel anticipates undergoing a Series A ahead of the Spring 2018 gardening season – current modeling anticipates $1-2M sized round



Figure 7: Seed Round Status

Scheduled Start of Raise:

May 25

$500k goal

$200k minimum

$30k committed

Bushel already has $30k of committed funds from 2 investors to be invested in the opening minutes of the WeFunder raise, over 10% of the minimum $200k raise, with additional committed funding under negotiation

Exits

In order of likelihood:

1. Exit to adjacent market participant: Home Depot, Lowe's, TaskRabbit, Scott's all potential acquirers

2. Sustained growth under current ownership: with the right investors and strong execution by management team and if user interest meets or exceeds assumptions
   - Inorganic growth strategy may also be pursued with possible integration into IoT devices and systems

3. Sponsor exit: as IoT applications proliferate, a multi-sided platform to drive hardware sales and services might be attractive to private equity

4. Early exit: if user acquisition strategies or pricing and service model fail, seed investment will fund majority of full application development, maximizing the value of Bushel as a business concept to a motivated buyer

5. IPO: some sharing economy exits have been public, and maturation of the IoT-driven gardening industry may support consolidation by the time Bushel is ready to exit